EXHIBIT 99.2

The Lancet Diabetes & Endocrinology Publishes Positive Results for the MPOWERED Phase 3 Trial for Mycapssa® (oral octreotide) in Acromegaly Patients

DUBLIN, Ireland, and Boston MA, January 4, 2022, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that The Lancet Diabetes & Endocrinology has published the full results of the global Phase 3 MPOWERED clinical trial that compared Mycapssa® (oral octreotide capsules) to long-acting injectable Somatostatin Receptor Ligands (iSRLs) for maintenance of biochemical response in patients with acromegaly. The MPOWERED trial was designed to support the marketing authorization application for Mycapssa® to the EMA which is currently under evaluation. The MPOWERED trial adds to the evidence base built with two previous Phase 3 trials, CH-ACM-01 and CHIASMA OPTIMAL, both of which supported the US FDA approval of Mycapssa® for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

Dr. Mark Sumeray, Chief Medical Officer of Amryt, commented: “Many patients with acromegaly experience breakthrough symptoms and significant burdens with SSA injections, including injection site pain and reactions. The publication of the MPOWERED Phase 3 results in The Lancet family of journals underscores their significance and potential clinical value of Mycapssa® for appropriate acromegaly patients.”

Key outcomes of the MPOWERED Phase 3 Trial are listed below:

Mycapssa® was non-inferior to long-acting injectable octreotide or lanreotide in maintenance of biochemical control, in patients previously responding to both treatments

  On the primary endpoint of the proportion of patients maintaining biochemical response throughout the 9-month Randomized Control Treatment (RCT) phase, 91% of patients on Mycapssa® maintained response compared to 100% on iSRLs. Response was defined as the time-weighted average of IGF-1 <1.3 x upper limit of normal (ULN) throughout the phase.
  Mean IGF-1 was the same at the start and end of the RCT phase in both groups and was maintained within normal limits
  All sensitivity analyses supported the results of the primary endpoint using both time-weighted average and more traditional landmark methods of analyzing IGF-1 data

Oral octreotide results for breakthrough and active acromegaly symptoms

  At the end of the RCT phase, 15% of patients in the oral octreotide group reported breakthrough symptoms of acromegaly, compared with 31% in the iSRL group. The overall number of individual active acromegaly symptoms was similar between treatment groups.
  A significant reduction in the number of certain active acromegaly symptoms was reported in patients responding to Mycapssa® at the end of the run-in phase. Specifically, significant reductions were shown in the proportions of participants with swelling of extremities (p=0.01) and fatigue (p=0.03).

Patient reported outcomes with oral octreotide capsules

  A significant improvement was reported from baseline while treated with iSRLs to the end of the run-in phase in patients responding to Mycapssa® in three of the five Acromegaly Treatment Satisfaction Questionnaire (Acro-TSQ) scales (emotional reaction, treatment convenience, and treatment satisfaction), with improving trends in the other two scales (gastrointestinal interference and symptom interference)
  Change from start of the RCT phase for each of the five Acro-TSQ scales was generally similar between treatment groups

Oral octreotide capsules showed comparable safety profile to iSRLs

  The incidence of adverse events (AEs) during the RCT was similar between groups with 39 (71%) of 55 participants in the oral octreotide group and 26 (70%) of 37 participants in the iSRL group reporting at least one AE. In both treatment groups, most treatment-related AEs were gastrointestinal.
  17 (47%) of 36 participants randomly assigned to iSRL reported injection site reactions via the Acro-TSQ scales at the end of the RCT, and 13 (81%) of 16 reported that injection site reactions interfered with daily activities

About the MPOWERED Phase 3 Trial
The MPOWERED trial was a global, randomized, open-label and active-controlled, 15-month trial intended to support approval of Mycapssa® in the European Union. Chiasma/Amryt completed enrollment of 146 adult acromegaly patients into the trial in June 2019, of which 92 patients who were deemed responders to octreotide capsules per the protocol following a six-month run-in were randomized to either octreotide capsules (n=55) or iSRLs (octreotide long-acting release or lanreotide autogel) (n=37). These patients were then followed for an additional nine months in the RCT phase. At the end of the RCT phase patients were provided the option to continue into an open label phase and receive Mycapssa®.

FDA APPROVED INDICATION AND USAGE

Mycapssa® (oral octreotide) delayed-release capsules, for oral use, is a somatostatin analog indicated for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.

IMPORTANT SAFETY INFORMATION

WARNINGS AND PRECAUTIONS
Mycapssa® can cause problems with the gallbladder. Monitor patients periodically. Discontinue if complications of cholelithiasis are suspected.

Blood sugar, thyroid levels, and vitamin B12 levels should be monitored and treated accordingly.

Bradycardia, arrhythmia, or conduction abnormalities may occur. Treatment with drugs that have bradycardia effects may need to be adjusted.

The full US Prescribing Information for Mycapssa® is available at www.mycapssa.com.

About Acromegaly
Acromegaly typically develops when a benign tumor of the pituitary gland produces too much growth hormone, ultimately leading to significant health problems. Common features of acromegaly are facial changes, intense headaches, joint pain, impaired vision and enlargement of the hands, feet, tongue and internal organs. Serious health conditions associated with the progression of acromegaly include type 2 diabetes, hypertension, respiratory disorders and cardiac and cerebrovascular disease. Amryt estimates that approximately 8,000 adult acromegaly patients are chronically treated with somatostatin analog injections in the United States.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (oral octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB and is under review by the FDA and EMA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors
Shore Capital (Daniel Bush, Mark Percy, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Daniel Bush, Shore Capital, NOMAD +44 (0) 207 408 4090, amrytcorporate@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com